

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via Email
Samuel Coetzer
Chief Executive Officer
Golden Star Resources Ltd.
15 King Street West, Suite 1200
Toronto, Ontario, Canada M5H1J9

> **Re: Golden Star Resources Ltd.**
> **Schedule 14A**
> **Filed March 22, 2013**
> **File No. 001-12284**

Dear Mr. Coetzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A, filed March 22, 2013

Compensation Discussion and Analysis, page 7

1.   We note your Annual Bonus (STIP) is 80% based on the achievement of corporate performance objectives which are not disclosed in your filing. These objectives include the achievement of budgeted production and cash costs at specific sites, mineral reserve and resource replacement, and free cash flows.   While we are aware of your May 5, 2009 letter addressing the materiality of these performance objectives, as of and for the period ended December 31, 2008, it is unclear whether changes in the STIP since would allow you to reach the same conclusion. Please disclose the specific performance targets used to determine incentive amounts or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements

regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the business unit or division to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Please provide us with your proposed draft disclosure, omitting unknown quantified disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director